SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. __)

                  KAUFMAN AND BROAD HOME CORPORATION
                  ----------------------------------
                           (Name of Issuer)

                             Common Stock
                             ------------
                    (Title of Class of Securities)

                               486168107
                               ---------
                            (CUSIP Number)


                            Robert E. Lewis
                          3325 Ali Baba Lane
                              Suite 603
                      Las Vegas, Nevada  89118
                           (702) 736-8960
                      ---------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          January 7, 1999
                        -------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e),13d-1(f) or 13d-1(g), check the following box: [    ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 486168107                                Schedule 13D

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Robert E. Lewis

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*> (a)[X]
                                                           (b)[ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               3,043,422

       8       SHARED VOTING POWER*
               400,000

       9       SOLE DISPOSITIVE POWER*
               3,043,422

       10      SHARED DISPOSITIVE POWER*
               400,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<*>
       3,443,422

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES  [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       7.2%

14     TYPE OF REPORTING PERSON
       IN


<*> SEE ITEMS 2 AND 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       LH Evans, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                   [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               2,880,783

       8       SHARED VOTING POWER<*>
               0

       9       SOLE DISPOSITIVE POWER<*>
               2,880,783

      10       SHARED DISPOSITIVE POWER<*>
               0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<*>
       2,880,783

12     CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
       CERTAIN SHARES   [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       6.0*

14     TYPE OF REPORTING PERSON
       CO


<*>  SEE ITEMS 2 AND 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Terrain Enterprises, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                   [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               31,749

       8       SHARED VOTING POWER<*>
               0

       9       SOLE DISPOSITIVE POWER<*>
               31,749

      10       SHARED DISPOSITIVE POWER<*>
               0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON <*>
       31,749

12     CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
       CERTAIN SHARES   [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       0.07%

14     TYPE OF REPORTING PERSON
       CO


<*>  SEE ITEMS 2 AND 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       LHE Platte, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               0

       8       SHARED VOTING POWER<*>
               400,000

       9       SOLE DISPOSITIVE POWER<*>
               0

      10       SHARED DISPOSITIVE POWER<*>
               400,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON<*>
       400,000

12     CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
       CERTAIN SHARES   [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       0.8%

14     TYPE OF REPORTING PERSON
       CO


<*>  SEE ITEMS 2 AND 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


ITEM 1.   SECURITY AND ISSUER

          This report relates to the Common Stock of Kaufman and Broad Home Corporation (the "Company") which has its principal executive offices located at 10990 Wilshire Boulevard, Los
Angeles, California 90024.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Robert E. Lewis, in his individual capacity and as a member of LH Evans, LLC ("Evans"), as the sole shareholder and President of Terrain Enterprises, Inc. ("Terrain") and as the sole shareholder and President of Crestview Construction of Nevada, Inc. and Parkside Construction Co., Inc., each a member of Lewis Holding Company, LLC, which in turn is a member of LHE Platte, LLC ("Platte"). Mr. Lewis' principal business address is 3325 Ali Baba Lane, Suite 603, Las Vegas, Nevada 89118 and his present occupation is the President of Kaufman and Broad of Nevada, Inc., a wholly owned subsidiary of the Company. The Company is engaged in the homebuilding business.

          Evans is a limited liability company formed under the laws of the State of Delaware with its principal and business address at 1156 N. Mountain Avenue, Upland, California 91785. The principal business of Evans is to hold the Common Stock of the Company.

          Terrain is a corporation organized under the laws of the State of California with its principal and business address at 1156 N. Mountain Avenue, Upland, California 91785. The principal business of Terrain is to hold the Common Stock of the Company and other securities. Robert E. Lewis is the sole shareholder and President of Terrain.

          Platte and Lewis Holding Company, LLC are limited liability companies formed under the laws of the State of Delaware with their principal and business addresses at 1156 N. Mountain Avenue, Upland, California 91785. The principal business of Platte is to hold the Common Stock of the Company and the principal business of Lewis Holding Company, LLC is to hold member interests in Platte and other limited liability companies.

          Crestview Construction of Nevada, Inc. is a Nevada corporation with its principal and business address at 3325 Ali Baba Lane, Suite 603, Las Vegas, Nevada 89118. The principal business of Crestview Construction of Nevada, Inc. is to hold a member interest in Lewis Holding Company, LLC. Robert E. Lewis is the sole shareholder and President of Crestview Construction of Nevada, Inc.

          Parkside Construction Co., Inc. is a California corporation with its principal and business address at 1156 N. Mountain Avenue, Upland, California 91785. The principal business of Parkside Construction Co., Inc. is to hold a member interest in Lewis Holding Company, LLC. Robert E. Lewis is the sole shareholder and President of Parkside Construction Co., Inc.

          Mr. Lewis, Evans, Terrain and Platte may constitute a
"group" for purposes of Section 13d of the Securities Exchange
Act of 1934.

CUSIP NO. 486168107                                  Schedule 13D

          For purposes of this statement, Evans, Terrain, Platte, Lewis Holding Company, LLC, Crestview Construction of Nevada,
Inc. and Parkside Construction Co., Inc. are collectively referred to as the "Entities".

          During the last five years, none of Mr. Lewis or any of the Entities has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          Mr. Lewis is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Lewis, Terrain and Platte acquired all of their shares of Company Common Stock pursuant to that certain Purchase Agreement, executed as of January 7, 1999 (the "Purchase Agreement"), by and among the Company and the Sellers (which included Mr. Lewis, Terrain and Platte) and the Corporations named therein. Pursuant to the Purchase Agreement, the Company acquired substantially all the homebuilding assets of the Lewis Homes group of companies. Evans acquired its shares of Common Stock of the Company from LHC Platte, LLC, LHN Platte, LLC and LHE Platte, LLC, each of which in turn acquired its shares pursuant to the Purchase Agreement.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Lewis, Terrain and Platte acquired their shares of Company Common Stock pursuant to the Purchase Agreement. Evans acquired its shares of Company Common Stock from LHC Platte, LLC, LHN Platte, LLC and LHE Platte, LLC, each of which in turn acquired its shares pursuant to the Purchase Agreement. In connection with the Purchase Agreement, the Company and certain identified Shareholders (including Mr. Lewis, Evans, Terrain and Platte), entered into a Shareholder Agreement, dated as of January 7, 1999 (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, among other things, the Company has agreed to elect a designee of the Shareholders to serve on the Company's Board of Directors until the Company's annual meeting of shareholders held in 2000 (the "2000 Annual Meeting"). Randall
W. Lewis, a Shareholder and the brother of Mr. Lewis, has been elected to the Company's Board of Directors.

          The Board of Directors of the Company is not obligated to nominate Randall W. Lewis for reelection at the 2000 Annual Meeting. If, before the 2000 Annual Meeting, Randall W. Lewis for any reason shall become unable or otherwise shall cease to serve as a director, the Shareholders are entitled to designate another person from those listed on Exhibit A to the Shareholder Agreement, which includes Mr. Lewis, to complete Randall W. Lewis' term of office and the Company is obligated as soon as practicable to use its best efforts to cause the Board of Directors of the Company to elect such designee to complete the term.

CUSIP NO. 486168107                                  Schedule 13D

          The Shareholder Agreement also provides that each Shareholder agrees to vote and to grant or withhold a written consent with respect to (or, if and to the extent that a Shareholder is the beneficial but not the record owner, agrees to cause to be voted and to cause a written consent to be granted or withheld with respect to) all shares of Common Stock of the Company that such Shareholder beneficially owns (whether acquired pursuant to the Purchase Agreement or otherwise) in the manner recommended by the Board of Directors of the Company on all matters submitted to a vote of the Company's shareholders; provided, however, that the Shareholder shall be entitled to vote and to grant or withhold a written consent with respect to their shares in favor of the election to the Board of Directors of the Company of any person designated by them in accordance with the Shareholder Agreement. The foregoing agreement regarding voting is suspended automatically and becomes ineffective if (a) the aggregate beneficial ownership of the Common Stock of the Company by the Shareholders becomes less than 10% of the outstanding Common Stock of the Company or (b) the Board of Directors of the Company does not nominate the Shareholders' designee for election at the 2000 Annual Meeting or a subsequent annual meeting at which directors of the designee's class are nominated for election.

          The Shareholder Agreement also provides that no Shareholder shall, directly or indirectly, offer, sell or transfer any shares of Common Stock of the Company that such Shareholder beneficially owns (whether acquired pursuant to the Purchase Agreement or otherwise), without offering the Company right of first refusal in the manner provided in the Shareholder Agreement and except in compliance with certain exceptions set forth in the Shareholder Agreement.

          Other than as described above, and as contemplated by the Shareholder Agreement, none of Mr. Lewis or any of the Entities has any plans or proposals which relate to, or may result in, the matters listed on Items 4(a)-(j) of Schedule 13D (although they reserve the right to develop such).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Lewis beneficially owns 3,443,422 shares, equal to approximately 7.2% of the outstanding shares of the Common Stock of the Company, of which 130,890 shares are held of record by Mr. Lewis (0.3%), 2,880,783 shares are held of record by Evans (6.0%), 31,749 shares are held of record by Terrain (0.07%) and 400,000 shares are held of record by Platte (0.8%). Except as set forth in the Shareholder Agreement, Mr. Lewis exercises sole voting power and sole dispositive power over all of the shares owned of record by Mr. Lewis, Evans and Terrain and, as a result of his ownership and control of Crestview Construction of Nevada, Inc. and Parkside Construction Co., Inc., which are members of Lewis Holding Company, LLC, which in turn is a member of Platte, has shared voting and dispositive power with respect to the shares held of record by Platte. Except as discussed in the following sentence and as otherwise described herein, none of Mr. Lewis, Evans, Terrain or Platte has acquired or disposed of any of the Company's Common Stock during the past 60 days. On January 7, 1999, Platte purchased a total of 2,223,108 shares of Company Common Stock pursuant to the Purchase Agreement, and immediately transferred all of such shares except the 400,000 it currently owns as follows: 990,000 shares to LH Ranier, LLC; 816,827 shares to Evans; and 16,281 shares to LH Jagerhorn, LLC.

CUSIP NO. 486168107                                  Schedule 13D

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER

          See Item 4 for a description of the Purchase Agreement and the Shareholder Agreement, which are incorporated herein by reference. Certain identified Shareholders (including Mr. Lewis, Evans, Terrain and Platte) and the Company have entered into a Registration Rights Agreement, dated as of January 7, 1999 (the "Registration Rights Agreement"), pursuant to which the Shareholders are entitled to certain "demand registration rights" with respect to their shares of the Company Common Stock. The Company will not be obligated to file a registration statement relating to a demand registration request: (1) sooner than July 1, 2000 (except that after July 1, 1999, the Company will be obligated to file a registration statement if the request for the registration statement is with respect to shares of the Company Common Stock held by or on behalf of the estate of a deceased Shareholder); (2) for an aggregate of more than 2,000,000 shares of Common Stock during each of (i) the six-month period commencing July 1, 2000, (ii) the twelve-month period commencing January 1, 2001, and (iii) the six-month period commencing January 1, 2002 (each such period being a "Demand Period"); (3) more than once in any one of the Demand Periods; (4) within a period of two months after the effective date of any other registration statement of the Company demanded under the Registration Rights Agreement or (5) if such registration request is for a number of securities which have an aggregate market value less than $10 million. The Registration Right Agreement also grants the Shareholders certain "piggyback registration rights" at any time prior to July 1, 2002, subject to certain exceptions.

          Evans has executed and delivered Collateralized and Guaranteed Promissory Notes, dated January 7, 1999, with each of LHC Platte, LLC (the "LHC Note"), LHN Platte, LLC (the "LHN Note") and LHE Platte, LLC (the "LHE Note" and together with the LHC Note and the LHN Note, collectively, the "Notes"). The LHC
Note is in the original principal amount of $54,039,170 and is payable to LHC Platte, LLC, the LHN Note is in the original principal amount of $7,105,527 and is payable to LHN Platte, LLC and the LHE Note is in the original principal amount of $24,198,500 and is payable to LHE Platte, LLC. The Notes were issued in exchange for the shares of the Company Common Stock acquired by Evans. Each of the Notes will not bear interest during the first 90 days of its term. Thereafter, all fixed principal will bear interest at the rate of 8% per annum, compounded annually. Through and including the second anniversary of each Note, accrued interest will not be payable currently. Thereafter, interest only (accrued from the second anniversary of such Note) will be payable beginning February 1, 2002 and on the first day of each month thereafter, with a final installment, consisting of all fixed principal and all accrued but unpaid interest, payable on the fifth anniversary of such Note. The principal of a Note can vary as described in the copy of that Note attached hereto as Exhibit 5, 6 and 7 and incorporated herein by reference. The LHC Note, LHN Note and LHE Note are collateralized by a first lien accommodation pledge by Mr. Lewis, in his individual capacity, of certain securities owned by Mr. Lewis other than Company Common Stock. The full, prompt and timely payment of the Notes is also guaranteed by Robert E. Lewis.

          Except as set forth above, to the best of Mr. Lewis' knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other persons with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees,

CUSIP NO. 486168107                                  Schedule 13D

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The descriptions of the Purchase Agreement, Shareholder Agreement, Registration Rights Agreement and the Notes contained or incorporated herein by reference are qualified in their entirety by the copies of the Purchase Agreement, Shareholder Agreement, Registration Rights Agreement and the Notes referenced or attached as exhibits to this statement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Joint Filing Agreement.

Exhibit 2 Purchase Agreement, executed January 7, 1999, by and among the Company and the Sellers and Corporations named therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 1999 by the Company).

Exhibit 3 Shareholder Agreement, dated January 7, 1999, by and among the Company and the Shareholders listed on the signature page thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 1999 by the Company).

Exhibit 4 Registration Rights Agreement, dated as of January 7, 1999, by and among the Company and the Shareholders listed on the signature page thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 1999 by the Company).

Exhibit 5 Collateralized and Guaranteed Promissory Note, dated
          January 7, 1999, with LH Evans, LLC, as payor, and LHC
          Platte, LLC, as payee.

Exhibit 6 Collateralized and Guaranteed Promissory Note, dated
          January 7, 1999, with LH Evans, LLC, as payor, and LHN
          Platte, LLC, as payee.

Exhibit 7 Collateralized and Guaranteed Promissory Note, dated
          January 7, 1999, with LH Evans, LLC, as payor, and LHE
          Platte, LLC, as payee.

CUSIP NO. 486168107                                  Schedule 13D

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 1999
                                   /s/ Robert E. Lewis
                                   -----------------------------
                                   Robert E. Lewis

                                   LH EVANS, LLC


                                   By: /s/ Robert E. Lewis
                                   ------------------------------
                                   Robert E. Lewis, its member


                                   TERRAIN ENTERPRISES, INC.


                                   By: /s/ Robert E. Lewis
                                   ------------------------------

                                    Robert E. Lewis, President


                                   LHE PLATTE, LLC

                                   By:  Lewis Holding Company,
                                        LLC,its member

                                        By:  Crestview Construction
                                             of Nevada, Inc.,
                                             its member


                                        By: /s/ Robert E. Lewis
                                            ------------------------
                                            Robert E. Lewis,
                                            President